EXHIBIT 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($ in millions)

	Thirty-nine weeks ended		Fiscal year ended

	Oct. 28, 2006	Oct. 29, 2005	Jan. 28, 2006	Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002

NET EARNINGS
Income from continuing operations	$137	$167	$263	$255	$209	$162	$111
Income tax expense	81	97	142	119	115	84	64
Interest expense, excluding capitalized interest	17	17	23	22	26	33	35
Portion of rents deemed representative of the interest factor (1/3)	161	153	214	202	177	164	157

	$396	434	$642	$598	$527	$443	$367

FIXED CHARGES
Gross interest expense	$17	17	$23	$22	$26	$33	$35
Portion of rents deemed representative of the interest factor (1/3)	161	153	214	202	177	164	157

	$178	170	$237	$224	$203	$197	$192

RATIO OF EARNINGS TO FIXED CHARGES	2.2	2.6	2.7	2.7	2.6	2.2	1.9